UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 16, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Lantheus Holdings, Inc.

File No. 333-196998 - CF#33324

———————————————

Lantheus Holdings, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on June 24, 2014, as amended.

Based on representations by Lantheus Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through December 31, 2016
Exhibit 10.8	through December 31, 2016
Exhibit 10.21	through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary